June 3, 2025

Jotin Marango, M.D., Ph.D.
Chief Financial Officer and Chief Operating Officer
Ikena Oncology, Inc.
645 Summer Street, Suite 101
Boston, MA 02210

       Re: Ikena Oncology, Inc.
           Amendment No. 4 to Registration Statement on Form S-4
           Filed May 30, 2025
           File No. 333-285881
Dear Jotin Marango M.D., Ph.D.:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 4 to Registration Statement on Form S-4
Questions and Answers
Q: Who will be the executive officers of the combined company immediately following the
Merger?, page 9

1. We note your revised disclosure indicating that the chief executive officer and chief financial officer of the combined company have not been identified. Please revise the response to this question to disclose why they have not been identified, the criteria that will be used to appoint a new CEO and CFO, the person(s) who will act as your principal executive officer and principal financial officer following the Merger and the risks of operating as a public company without a permanent CEO and/or CFO.
Management Following the Merger, page 353

2. Prior to effectiveness, please revise this section, as well as the Q&A on page 8, to
 June 3, 2025
Page 2

       identify each of the directors of the combined company following the Merger, including the director to be jointly agreed between Ikena and Inmagene and the director to be designated by Deep Track Master Fund.
       Please contact Christine Torney at 202-551-3652 or Lynn Dicker at 202-551-3616 if
you have questions regarding comments on the financial statements and related matters. Please contact Daniel Crawford at 202-551-7767 or Alan Campbell at 202-551-4224
with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences
cc:   Amanda Gill, Esq.